1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 26, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
26 August 2011

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: lin 2011-034

Aluminum Corporation of China Limited*
Announcement of Resolution Passed at the Nineteenth Meeting of
the Fourth Session of the Board of Directors

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

The nineteenth meeting of the fourth session of the board of directors of Aluminum Corporation of China Limited* (the "Company") was convened at the conference room of the Company's office building located at No.62 North Xizhimen Street, Haidian District, Beijing, at 9:00 a.m. on 26 August 2011. 9 out of the 9 eligible directors attended the meeting in person, among which Mr. Lv Youqing attended the meeting via telephone. Supervisors, senior management members and Secretary to the Board of the Company attended the meeting as non-voting participants. The meeting was chaired by Mr. Xiong Weiping and was convened in compliance with relevant provisions of relevant laws and regulations as well as the Articles of Association.

The following resolutions were passed at the meeting:

I.	THE PROPOSAL IN RELATION TO THE INTERIM REPORT OF THE COMPANY FOR 2011 WAS CONSIDERED AND APPROVED

The Company's 2011 interim report (including the financial report prepared under the International Accounting Standards and the PRC Accounting Standards) was approved.

II.	THE PROPOSAL IN RELATION TO THE MECHANISMS IN RESPECT OF PERFORMANCE APPRAISAL AND REMUNERATION PAYMENT OF MEMBERS OF THE MANAGEMENT TEAM OF THE COMPANY WAS CONSIDERED AND APPROVED

Save as any amendments as approved by the board of directors of the Company, it was approved that the annual appraisal of performance and payment of remuneration for members of the management team including Chief Executive Officer, President and Vice President/ Chief Financial Officer of the Company from year 2011 and beyond are to be implemented in accordance with the mechanisms determined under the 2010 Performance Appraisal and Remuneration Allocation System of the Members of the Management Team of Aluminum Corporation of China Limited.

III.	THE PROPOSAL IN RELATION TO THE FINANCIAL SERVICES AGREEMENT ENTERED INTO BETWEEN THE COMPANY AND CHINALCO FINANCE CO., LTD. WAS CONSIDERED AND APPROVED

It was approved that the Company is to enter into the Financial Services Agreement with Chinalco Finance Co., Ltd. (chinese character, hereafter as "Finance Company"), a wholly-owned subsidiary of Aluminum Corporation of China*, pursuant to which Finance Company will provide deposit services, credit services and miscellaneous financial services to the Company. The Financial Services Agreement will be effective for a term of one year. Within the valid term of the Financial Services Agreement, the maximum daily balance of deposits (including accrued interests) of the Company with the Finance Company shall not exceed RMB2.8 billion and the maximum outstanding loans (including accrued interest) shall not exceed RMB5 billion.

As Aluminum Corporation of China* is the controlling shareholder of the Company, the Company and the Finance Company are connected persons under the common control of the same legal person. The above transactions thereby constitute connected transactions and connected directors Mr. Xiong Weiping and Mr. Lv Youqing abstained from voting of this proposal. Other directors (including non-executive directors) confirmed that:

(1)	the above connected transactions are conducted in the ordinary and usual course of business of the Company;

(2)	the above connected transactions are on normal commercial terms; and

(3)	all terms thereof are fair and reasonable and are in the interests of the Company and shareholders as a whole.

Other directors attending the meeting voted on and passed this proposal.

Notice is hereby given.

Document for inspection: resolutions of the nineteenth meeting of the fourth session of the board of directors of the Company

The board of directors of
Aluminum Corporation of China Limited*
26 August 2011

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary